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----------------|  212 839 5300         |DALLAS     LOS ANGELES   TOKYO
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                                 April 16, 2007

By EDGAR and Facsimile

Sara D. Kalin, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:  ML Asset Backed Corporation - Form S-3 no. 333-139130
                 -----------------------------------------------------

Dear Ms. Kalin:

            On behalf of the registrant, ML Asset Backed Corporation, we transmit for filing under the Securities Act of 1933, Amendment No. 2 to the registration statement on Form S-3, no. 333-139130.

            We note that there is one outstanding comment with respect to this registration statement. It is set forth in your letter of March 5 as follows:

            We note your response to prior comment 8 and reissue the comment, in part. Please revise to include the forms of tables you would provide in a typical takedown. Alternatively, you may provide us with a more thorough response that indicates the types of information you generally provide in the form of tables.

            In response, we have included on pages S-15 through S-19 the forms of tables for a typical takedown. We are sending copies of those changed pages with the faxed copy of this letter. Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter. Thank you for your time and attention.

                                               Sincerely,


                                               /s/ Siegfried Knopf

cc:         H. Yuna Peng, Esq.- Securities and Exchange Commission